Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ADDED TO FTSE GOLD MINES INDEX

TORONTO, ONTARIO, June 22, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) announced that effective today its shares have been added to the FTSE Gold Mines Index.

The FTSE Gold Mines Index is designed to reflect the performance of the worldwide market in the shares of companies whose principal activity is the mining of gold. The index series encompasses all gold mining companies that have a sustainable and attributable gold production in excess of 300,000 ounces per year and derive the majority of their revenues from mined gold.

“Yamana is pleased to be recognized as a premier global gold producer and to join the impressive group of companies comprising the FTSE Gold Mines Index” said Peter Marrone, Yamana’s chairman and chief executive officer. “Yamana considers that becoming a member of this prestigious index will further increase global investor awareness and its visibility among index-tracking funds.”

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake	Letitia Wong
Vice President, Corporate Communications &	Director, Investor Relations
Investor Relations	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com
www.yamana.com